

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 8, 2013

Theodore Franzese, Esq.
Cohen & Steers Capital Management, Inc.
280 Park Avenue
New York, New York 10017-1216

Re: Cohen & Steers MLP Income and Energy Fund, Inc.
        SEC File Numbers: 333-189934; 811-22867

Dear Mr. Franzese:

We have reviewed the registration statement filed on Form N-1A on July 12, 2013, on behalf of Cohen & Steers MLP Income and Energy Fund, Inc. (the "Fund"). The registration statement has one series and three classes. We have the following comments.

Prospectus for Class A and Class C

Summary Section

Investment Objective, page 1

1. Since "income" is part of the Fund's name, income must be the principal objective of the Fund. Please revise the investment objective accordingly. Also, is "price appreciation" the same as "capital appreciation"? If so, why is "price appreciation" used rather than the more commonly used term, "capital appreciation"?

Fund Fees and Expenses, page 1

2. Why is there no line in the fee table for "Acquired Fund Fees and Expenses"? The Fund may invest in ETFs and open-end and closed-end investment companies. In addition, how are the fees and expenses of the Fund's wholly-owned Cayman Islands subsidiary (the "Subsidiary") accounted for?

3. If "Other Expenses" are further subdivided into more subcaptions (but no more than three), add another line for "Total Other Expenses". *See* Item 3.3(c)(iii) of Form N-1A.

4. There is a line for "Fee Waiver/Expense Reimbursement" but no accompanying footnote describing such an agreement as required by Item 3.3(e) of Form N-1A. Please add the footnote. In your letter responding to these comments, please confirm that any exclusion from the fee waiver/expense reimbursement agreement does not include the Subsidiary expenses. Also, please note the footnote should include all such exclusions. In addition, in the footnote please disclose whether the adviser may recoup amounts waived.

5. Since the Fund is new, only the 1- and 3-year period portions of the Example need to be complete. Delete the 5- and 10-year columns.

Principal Investment Strategies, page 2

6. Since "income" is in the Fund's name, briefly explain in the first paragraph of this section how the MLPs in which the Fund invests generate income.

7. Add an explanation of what is meant by an "energy related" MLP.

8. Is the list of investments enumerated in item (ii), the definition of "Related Companies" that was promised in the second sentence of this section?   If so, clarify the disclosure accordingly or, if not, please define "Related Companies".

9. Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

10. Please explain in your response letter whether derivatives listed in item (v) will be included in the calculation of the 80% investment policy and, if so, how these derivative investments will be valued for the purpose of calculating the 80%. Please also confirm to us that the notional value of any of the instruments and investments enumerated in item (v) will *not* be used for this calculation.

11. With respect to the Fund's investment in the Subsidiary:

>   (a) Please discuss, in your written response to these comments, whether the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of Sections 15(a) of the Investment Company Act of 1940 (the "1940 Act").

>   (b) Please confirm in your response that the Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of its board of directors.

>   (c) Please confirm that the Subsidiary's board of directors will be signatories to the Fund's registration statement and any subsequent pre-effective and post-effective amendments.

(d) Please confirm that the Subsidiary's financial statements will be audited and filed with a regulatory body such as the Securities and Exchange Commission.

(e) Please confirm that the Subsidiary will meet all the requirements of the 1940 Act to the same extent as the Fund. In particular, please confirm that the Subsidiary will comply with Section 8 of the 1940 Act relating to investment policies, Section 17 relating to affiliated transactions and custody, and Section 18 relating to capital structure and leverage, and with the 1940 Act requirements concerning pricing and accounting.

(f) Please confirm the Subsidiary will have the same custodian and the same independent accountant as the Fund.

(g) Please discuss in your response whether the adviser will be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

(i) Please provide an analysis of whether the investment in the Subsidiary is considered a liquid investment.

(j) Please discuss whether the transactions between the Subsidiary and the Fund implicate Section 17(d) of the 1940 Act.

(k) Have the Subsidiary and its board of directors agreed to service of process within the United States?

12. Delete the last paragraph concerning the risks of non-diversification from the "Principal Investment Strategies" section since those risks are described in the "Principal Risks" section.

Principal Risks, page 2-6

13. <u>MLP Subordinated Units</u> -- In the "Principal Investment Strategies" section briefly describe what MLO Subordinated Units are and how they fit in the Fund's overall investment strategy.

14. <u>MLP Affiliates and MLP I- Shares</u> -- In the "Principal Investment Strategies" section briefly describe what these are and how they fit in the Fund's overall investment strategy. Are these "Related Companies"?

15. <u>Debt Securities</u> -- In the "Principal Investment Strategies" section disclose the extent to which the Fund may invest in debt securities and whether there are any limits as to maturity and credit ratings. Clarify as to whether the Fund may invest in "junk bonds" and whether exchange-traded notes are treated as debt securities.

16. *Tax Risks,* page 10 -- In your response letter, please explain is the Fund's basis for believing that its investment in the Subsidiary would constitute "qualifying income" under

Subchapter M of the Internal Revenue Code and that the Fund would qualify as a "registered investment company" under Subchapter M. Does the fund intend to rely upon opinion of counsel? Briefly describe the tax consequences to the Fund and its shareholders if the Fund does not qualify as a "registered investment company."

Who Should Invest? Page 7

17. Please confirm to the staff that this section is *not* part of the Summary Prospectus.

INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

Principal Investment Strategies, page 8

18. Please add further details in the disclosure about the Subsidiary, such as name, address, date and place of incorporation, tax and regulatory status, and whether there will be any other shareholders besides the Fund.

Dividends and Distributions, page 39

19. Please confirm in your response letter that the Fund's distributions to shareholders will not include any return of capital.

Prospectus for Classes I

20. Same comments apply here as in the Prospectus for Classes A and C.

Statement of Additional Information ("SAI")

Investment Strategies and Policies, pages 3 to 38

21. Some investments described here are not mentioned in the Fund's two prospectuses. To the extent that the Fund intends to invest in such investments so that they might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, and their accompanying risks, should be discussed in the prospectuses.

General

22. We note that this Fund has very similar investment objectives, strategies, and policies as the Cohen & Steers MLP Income and Energy Opportunity Fund, Inc. (File Nos. 333-185483, 811-22780), a closed-end fund whose initial registration statement became effective on March 25, 2013. Please explain in your response letter, how this Fund can reasonably expect to maintain a liquid portfolio -- with the ability to meet redemption requests on a daily basis --

when investing as much as 50% of its net assets in (a) MLPs that are taxed as partnerships for federal income tax purposes and (b) the wholly-owned Subsidiary. Is there a liquid secondary market for MLP limited partnerships or the Subsidiary's shares? Is there a broad, liquid secondary market for MLPs that are treated as Subchapter C corporations for federal income tax purposes?

23. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

24. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement, other than for the Managed Dividend Policy.

25. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

      Sincerely,

      /s/ John Grzeskiewicz

      John Grzeskiewicz
      Senior Counsel